UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Calle La Colonia N° 150,
Urb. El Vivero - Santiago de Surco
Telf: 317-6000

Lima, December 18, 2013

SUPERINTENDENCIA DE MERCADO DE VALORES - SMV
Present -

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, we hereby notify:

Company: CEMENTOS PACASMAYO S.A.A.
Meeting Type: Board of Directors’ Meeting
Date: December 17, 2013

Comments:
The following topics were discussed:

The Board of Directors unanimously agreed to leave the Corporate Restructuring Project with the subsidiary Calizas del Norte S.A.C. without effect, and instead  unanimously agreed (i) that the Company will contribute to such subsidiary the assets related to the mining activities of the Tembladera quarry (“Acumulacion Tembladera” mining concession), at market value; without including in the contributed assets the Acumulacion Tembladera mining concession itself; and, (ii) to transfer the personnel related to the mining activities of the referred quarry. The list of the assets to be contributed will be determined by the Management of the Company and of Calizas del Norte S.A.C.

Furthermore, it was unanimously agreed that the subsidiary Calizas del Norte S.A.C shall, by its execution of a supplemental indenture, become a Subsidiary Guarantor of the Company’s “4.50% Senior Notes due 2023” issued under Rule 144A and Regulation S of the U.S. Securities Act of 1933.

 Sincerely yours,

CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo
Stock Market Representative

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: December 19, 2013